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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

May 15, 2024

VIA EDGAR

John F. Kernan

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, D.C. 20549

Re:	Washington Mutual Investors Fund (File Nos. 002-11051 and 811-00604) (the “Registrant”)

Dear Mr. Kernan:

This letter responds to a comment of the U.S. Securities and Exchange Commission (“SEC”) staff with respect to the staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of certain filings of the Registrant for the fiscal year ended April 30, 2023. The SEC staff’s comment was provided by you to me and Phillip Garber of Dechert LLP in a telephonic discussion on April 9, 2024. The SEC staff’s comment and the response of the Registrant are set forth below:

Form N-CSR

1.	Comment: With respect to the Registrant’s annual report covering the fiscal year ended April 30, 2023, the SEC staff notes that the transfer agency fees disclosed in the statement of operations may include amounts paid to third parties. To the extent that these fees include amounts accrued for payments made to financial intermediaries for sub-transfer agency or sub-recordkeeping services, please disclose these fees as a separate line item in the statement of operations if they exceed 5% of total expenses in accordance with Regulation S-X Rule 6-07(2)(b).

Response: The Registrant acknowledges the staff’s comment. The Registrant has a transfer agency arrangement with American Funds Service Company (“AFS”), a wholly owned subsidiary of the Registrant’s investment adviser, under which the Registrant compensates AFS for providing transfer agent services to each of the Registrant’s share classes. Any sub-transfer agency services provided by third party intermediaries are rendered under agreements with AFS (and not the Registrant); pursuant to these agreements, fees are paid by AFS to the third parties for performing transfer agent services on behalf of the Registrant’s shareholders.

In consideration of the arrangements described above, the transfer agent expenses shown in the Registrant’s statement of operations reflects the fees incurred between the Registrant and AFS. However, to provide added clarity to this arrangement, we plan to revise the transfer agent services disclosure in the notes to financial statements going forward, as follows:

Transfer agent services — The fund has a shareholder services agreement with AFS under which the fund compensates AFS for providing transfer agent services to each of the fund’s share classes. These services include recordkeeping, shareholder communications and transaction processing. ~~In addition~~ Under this agreement, the fund ~~reimburses~~ also pays sub-transfer agency fees to AFS. These fees are paid by AFS ~~for amounts paid~~ to third parties for performing transfer agent services on behalf of fund shareholders.

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Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin F. Cahill

Kevin F. Cahill